May 12, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	NusaTrip Incorporated (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed April 14, 2025
File No. 333-285997

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated April 30, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form S-1 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1

Relationship With and Separation From Society Pass, page 7

1.	Please update the holdings of Society Pass after giving effect to this offering in your corporate organization chart to reflect its ownership as disclosed on the cover page.

Response: In response to the Staff’s comment, the Company has amended the relevant amendments on pages 8, 10, 42 and 79 of the Amendment.

Dilution, page 39

2.	We note you revised the net tangible book value as of December 31, 2024 to ($0.58) per common share in the second paragraph. Please revise or tell us why this amount was updated from the previously calculated ($0.43) per common share. In addition, please revise or tell us why the pro forma as adjusted net tangible book value as of December 31, 2024 of $7,738,293 in the third paragraph has not been updated to include the effect of increase in common shares to 3,750,000 in the initial public offering .

Response: In response to the Staff’s comment, the Company has updated the relevant disclosure on page 39 of the Amendment.

Executive and Director Compensation, page 84

3.	We note your response to prior comment 4. You disclose in your response letter that Heather Maynard’s employment agreement is currently effective, and as a result, Ms. Maynard’s 2024 compensation aligns with her employment agreement as disclosed in Exhibit 10.8 of the Amendment. In this regard, her employment agreement in Exhibit 10.8 discloses she shall be paid EUR 120,000 per year. Please revise to disclose why she was paid $260,151 by SOPA in 2024.

Response: In response to the Staff’s comment, the Company amended the relevant amendments on page 89 of the Amendment to align with her employment contract with the Company as exhibited under Exhibit 10.8.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick
cc: Mr. Tjin Patrick Soetanto